EXHIBIT 99.1

Portage Biotech Reports Confirmatory Preclinical Results in Mesothelioma Supporting First-In-Human Trial of PORT-7

DOVER, Del., April 28, 2025 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (NASDAQ: PRTG), a clinical-stage immuno-oncology company today reports confirmatory preclinical efficacy data for PORT-7 (TT-4), a selective adenosine A2B receptor inhibitor. Dr. Luciano Mutti of the Department of Applied Clinical Sciences and Biotechnology at the University of L'Aquila, Italy, an internationally recognized expert in mesothelioma, will be presenting the data at the American Association for Cancer Research® (AACR) Annual Meeting at the McCormick Place Convention Center in Chicago, Illinois on April 28, 2025. The new data in a murine mesothelioma model demonstrated single agent activity for PORT-7 that was superior to treatment with single agent anti-PD1 antibody. Moreover, the combination of PORT-7 and anti-PD1 was superior to treatment with either anti-PD1 or PORT-7 alone. Immunohistochemistry of the tumors revealed the formation of tertiary lymphoid structures in the mice receiving the combination. This indication of a favorable immune response was accompanied by increases in immune effector cells in mice treated with the combination. Mesothelioma is an aggressive cancer with limited treatment options in need of novel approaches to overcome immune resistance. Portage is making preparations to commence a first-in-human clinical trial with PORT-7.

Combining PORT-6 and PORT-7 for a More Comprehensive Immunotherapy Approach

In parallel, Portage is advancing the dose escalation of PORT-6, a potent and selective inhibitor of the A2A adenosine receptor. Portage’s plan is to ultimately co-administer PORT-6 with PORT-7 in the ongoing ADPORT-601 trial. This will mark the first time two highly selective A2A and A2B antagonists are combined in patients, with the aim of achieving a complete blockade of adenosine-induced immunosuppression in the tumor microenvironment. This innovative approach is designed to fully neutralize adenosine-mediated immune suppression, enhance anti-tumor responses, and broaden the impact of immunotherapy in solid tumors.

About Portage Biotech
Portage Biotech is a clinical-stage immuno-oncology company advancing a pipeline of novel biologics to transform the immune system’s ability to fight cancer. For more information, visit www.portagebiotech.com.

Forward-Looking Statements
All statements in this news release, other than statements of historical facts, including without limitation, statements regarding the Company’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe,” “expects,” “anticipates,” “intends,” “estimates,” “will,” “may,” “plans,” “potential,” “continues,” or similar expressions or variations on such expressions are forward-looking statements. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but not limited to: the risk that the Company may not secure financing, the uncertainty of the Company’s ability to continue as a going concern, scientific results may not be as expected, and other factors set forth in “Item 3 - Key Information-Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2024 and “Business Environment – Risk Factors” in the Company’s Management’s Discussion and Analysis for the Three and Six Months ended September 30, 2024, filed as Exhibit 99.2 to the Company’s Form 6-K. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

For More Information:
Portage Biotech
Alexander Pickett, Chief Executive Officer
ir@portagebiotech.com